Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.20549

September 19, 2017

Re:	Arcimoto, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment

Filed September 14, 2017

File No. 024-10710

Dear Mr. Dobbie:

On September 18, 2017, a request for qualification was submitted that contained an incorrect date and time for the requested qualification of the above referenced offering statement. Instead, I hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 19, 2017, or as soon thereafter as is practicable.

Sincerely,

Arcimoto, Inc.

/s/ Mark Frohnmayer

Mark Frohnmayer, Chief Executive Officer

Cc: Andrew Stephenson

KHLK LLP